Alan B. Graf, Jr.	942 South Shady Grove Road
Executive Vice President	Memphis, TN 38120
Chief Financial Officer	Telephone 901.818.7370
Member of the Executive Committee	Fax 901.818.7166
abgraf@fedex.com

Via EDGAR and FedEx Express

September 23, 2014

Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-5546

Re:	FedEx Corporation

Form 10-K for the Fiscal Year Ended May 31, 2014

Filed July 14, 2014

File No. 001-15829

Dear Ms. Cvrkel:

We are in receipt of the Commission’s letter to Alan B. Graf, Jr., Executive Vice President and Chief Financial Officer of FedEx Corporation, dated September 12, 2014, relating to the above-referenced Form 10-K for the year ended May 31, 2014 (“2014 Form 10-K”). FedEx Corporation’s response to the Commission’s comment is as follows:

Form 10-K

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 36

Results of Operations, page 37

Operating Income, page 41

1.	We note that despite an overall decrease in fuel expense and a lower jet fuel price per gallon, fuel expense had a significant negative impact on your operating income in fiscal 2014. Please revise to disclose further details concerning the static analysis that compares the year-over-year changes in fuel prices and surcharges that explain in further detail how these changes negatively impacted your operating income in fiscal 2014. In this regard, stating that you perform a static analysis that reveals a negative impact while fuel expense actually decreased in fiscal 2014 is confusing to an investor. Please revise accordingly. Your discussion of your operating results for your segments should be similarly revised where applicable.

Ms. Linda Cvrkel

September 23, 2014

Response:

For clarification, on page 41 of our 2014 Form 10-K we disclose that the net impact of fuel, not fuel expense, had a significant negative impact on operating income in 2014. This distinction is important, as the net impact of fuel (described further on page 42), represents the impact on our operating results of year-over-year changes in fuel prices compared to year-over-year changes in fuel surcharge revenues, and not simply the impact of fuel expense on our business. For reference, in our 2014 Form 10-K, we discuss the mechanics of our fuel surcharges in several sections, including in Item 1, “Business” (pages 9, 13, and 15), Item 7, “Management’s Discussion and Analysis” (pages 37, 42, and 45) and in Item 7A, “Quantitative and Qualitative Disclosures About Market Risk” (page 129).

We acknowledge that understanding the net impact of fuel on our operating results is complex but to give investors more qualitative insight into one of the key drivers of our operating performance, it is important to understand how fuel surcharge revenues interact with the related incremental fuel price they are intended to mitigate. Accordingly, we set forth additional factors describing the net impact of fuel on our operating results in our response below and in future filings we will consolidate and revise our disclosures with respect to the net impact of fuel into one disclosure to enhance the transparency and understanding of this complex dynamic on our operating results. We included our revised disclosure describing the net impact of fuel on our operating results in our first quarter 2015 Form 10-Q filed with the SEC on Thursday, September 18, 2014.

For fiscal 2014, fuel expense decreased $189 million or 4% from 2013, as the average price per gallon of jet fuel decreased 2.8% and vehicle fuel decreased 1.3%. However, fuel surcharge revenue declined on a year-over-year basis (a negative factor on operating results) by a greater amount than the decrease in fuel price (a positive factor on operating results), resulting in a net negative impact on our operating results. As we disclosed in our 2014 Form 10-K and further described below, many other factors affect the net impact of fuel on our operating results and our static analysis does not take these factors into account. Therefore, we believe disclosing a quantitative amount of the net impact of fuel from our analysis would imply a level of precision that would not be appropriate. Because the design of our fuel surcharges is intended to offset fuel price fluctuations in the pricing of our services, we believe qualitative disclosure of the directional net impact of fuel on our results is the most appropriate approach to communicate the impact of fuel on our business.

Ms. Linda Cvrkel

September 23, 2014

Our fuel surcharges, which vary in structure across our operating companies, determine the amount of fuel surcharge revenue we charge to our customers. As described on pages 51, 54 and 57 of our 2014 Form 10-K, our fuel surcharges for our FedEx Express, FedEx Ground and FedEx Freight businesses are indexed. The index used to determine the fuel surcharge percentage for our FedEx Freight business adjusts weekly according to the average diesel price per gallon published by the Department of Energy. However, the indices used to determine our fuel surcharge percentages at our FedEx Express and FedEx Ground businesses incorporate a timing lag of approximately six to eight weeks before an adjustment to the percentages is made, a design principally structured to assist our customers in the planning of their operations. As an example, the June 2014 fuel surcharge at FedEx Express was based on the average spot price for fuel in April 2014. In addition, the structure of our fuel surcharge at FedEx Express and FedEx Ground does not adjust for direct changes in fuel price, but allows for the fuel surcharge to remain unchanged as long as fuel prices remain within certain bands. As disclosed in our 2014 Form 10-K (page 129), the fuel surcharge index also allows fuel prices to fluctuate approximately 2% for FedEx Express and approximately 4% for FedEx Ground before an adjustment to the fuel surcharge occurs.

In contrast to the timing lag which impacts fuel surcharge revenue percentages, we purchase fuel on a daily basis at market prices and our purchases are subject to daily fluctuations in price. Thus, should the market price of fuel suddenly change by a significant amount or change by amounts that do not result in an adjustment in the fuel surcharge revenue we can charge to our customers, any resulting delay in the adjustments to our fuel surcharges can significantly affect our earnings in the short term, either positively or negatively, as we experienced in 2014.

Given the complexity of this dynamic on our results, we have included the following revised disclosure in our Form 10-Q for the first quarter of fiscal 2015 filed on September 18, 2014 and we will continue to include such disclosure in future filings.

Revised Disclosure:

Fuel

Fuel expense increased 1% in the first quarter of 2015 due to higher aircraft fuel prices and usage. However, fuel prices represent only one component of the two factors we consider meaningful in understanding the impact of fuel on our business. Consideration must also be given to the fuel surcharge revenue we collect. Because our fuel surcharges are indexed and intended to offset fuel price fluctuations in the pricing of our services, we believe discussion of the net impact of fuel on our results, which is a comparison of the year-over-year change in these two factors, is important to understand the impact of fuel on our business. In order to provide information about the impact of fuel surcharges on the trend in revenue and yield growth, we have included the comparative weighted-average fuel surcharge percentages in effect for the first quarter of 2015 and 2014 in the accompanying discussions of each of our transportation segments.

Ms. Linda Cvrkel

September 23, 2014

The index used to determine the fuel surcharge percentage for our FedEx Freight business adjusts weekly, while our fuel surcharges for FedEx Express and FedEx Ground businesses incorporate a timing lag of approximately six to eight weeks before they are adjusted for changes in fuel prices. For example, the fuel surcharge index in effect at FedEx Express in June 2014 was set based on April 2014 fuel prices. In addition, our fuel surcharge index allows fuel prices to fluctuate approximately 2% for FedEx Express and approximately 4% for FedEx Ground before an adjustment to the fuel surcharge occurs. Because we purchase fuel on a daily basis at market prices, our operating results may be affected should the market price of fuel suddenly change by a significant amount or change by amounts that do not result in an adjustment in our fuel surcharges. Historically, our fuel surcharges have largely offset fluctuations in fuel prices over time; however the delay in the adjustments to our fuel surcharges can significantly affect our earnings either positively or negatively in the short-term.

The net impact of fuel had a modest benefit to operating income in the first quarter of 2015. This was driven by increased fuel surcharge revenue during the first quarter of 2015 versus prior year, which slightly outpaced the year-over-year increase in fuel prices during the quarter.

The net impact of fuel on our operating results does not consider the effects that fuel surcharge levels may have on our business, including changes in demand and shifts in the mix of services purchased by our customers. While fluctuations in fuel surcharge percentages can be significant from period to period, fuel surcharges represent one of the many individual components of our pricing structure that impact our overall revenue and yield. Additional components include the mix of services sold, the base price and extra service charges we obtain for these services and the level of pricing discounts offered.

FedEx acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Ms. Linda Cvrkel

September 23, 2014

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our response to the Commission’s comment, please feel free to call John L. Merino, Corporate Vice President and Principal Accounting Officer of FedEx, at (901) 818-7050. All other questions should be directed to Robert T. Molinet, Corporate Vice President — Securities and Corporate Law of FedEx, at (901) 818-7029.

Very truly yours,

FedEx Corporation

/s/ ALAN B. GRAF, JR.

Alan B. Graf, Jr.

ABG:hcn

cc:	Frederick W. Smith
Christine P. Richards
John L. Merino
Robert T. Molinet
Herbert C. Nappier